News Release



Mattson Technology Contact
Ludger Viefhues
Mattson Technology, Inc.
tel 510-492-6241
fax 510-492-5963
ludger.viefhues@mattson.com

MATTSON TECHNOLOGY, INC. REPORTS RECORD
REVENUES AND BOOKINGS FOR THIRD QUARTER 2006

FREMONT, Calif. — October 25, 2006 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced results for the third quarter ended October 1, 2006.

Highlights of this report include:

- Achieved record bookings of $81.6 million
- Generated record revenues of $76.5 million
- Increased cash and working capital while ramping production
- Won largest order in company history from major Taiwanese DRAM manufacturer
- Introduced Atmos 300 mm single-wafer RTP system for thermal oxidation market

Net sales for the current quarter were $76.5 million, up 20.8 percent from $63.3 million for the previous quarter, and up 66.6 percent from $45.9 million in the third quarter of 2005. Net sales for the third quarter of 2006 and 2005 each included royalties of $1.4 million related to the settlement of the patent infringement suit with Dainippon Screen Manufacturing Co., Ltd. ("DNS"). Net income for the current quarter was $5.2 million, or $0.10 per diluted share, the same as for the previous quarter, and up from $1.1 million, or $0.02 per share, for the third quarter of 2005.

Gross margin for the current quarter was 35.3 percent, down 5.9 percentage points from 41.2 percent for the previous quarter, and down 3.6 percentage points from 38.9 percent for the third quarter of 2005. Excluding the nonrecurring gains related to the sale of the Wet Business of $0.6 million and $2.9 million in the third quarters of 2006 and 2005, respectively, operating expenses for the quarter increased to $23.4 million from $21.6 million for the previous quarter and $20.2 million from the third quarter of 2005, primarily due to increased personnel costs, commissions, and support costs for evaluation equipment. Excluding the nonrecurring gains, operating expenses as a percentage of net sales were 30.6 percent for the quarter, down from 34.1 percent for the previous quarter and 43.9 percent in the third quarter of 2005.

Shipment revenues for the current quarter were $73.6 million, up 23.1 percent from $59.8 million for the previous quarter, and up 105.0 percent from $35.9 million for the third quarter of 2005. Net bookings for the current quarter were $81.6 million, up 11.8 percent from $73.0 million for the previous quarter, and up 77.4 percent from $46.0 million for the third quarter of 2005. Net bookings in the current quarter resulted in a book-to-bill ratio of 1.11. Deferred revenues (which represent unrecognized revenues and pre-paid royalties received from DNS) were $12.9 million at the end of the current quarter, compared with $15.6 million at the end of the previous quarter, and $12.5 million at the end of 2005.

Third Quarter 2006 Results

Cash, cash equivalents, and short-term investments at the end of the current quarter were $132.5 million, up $1.5 million from $131.0 million at the end of the prior quarter, and up $3.2 million from $129.3 million at the end of 2005.

"Mattson delivered record revenue and bookings in the third quarter," said David L. Dutton, chief executive officer of Mattson Technology. "Our Suprema™ strip system continues to win new accounts, helping us to build on our number one position in strip. We extended our production-proven RTP technology into the thermal oxidation market with the recent introduction of Atmos, our new single-wafer oxidation tool that is already demonstrating excellent processing and productivity performance at key customer sites."

"We are increasing our value to our customers by providing the advanced products that deliver the performance they require to manufacture smaller devices with new materials. As we move into next year, we expect more customers to transition to our new higher-value products, further reinforcing our technology leadership. Going forward, we remain focused on successfully building share in our existing core markets, expanding into new market segments and delivering to our growth plan," concluded Dutton.

Attached to this news release are preliminary unaudited condensed consolidated statements of operations and balance sheets.

Forward-Looking Guidance: New order bookings in the fourth quarter of 2006 are expected to range between $77 million and $85 million. Fourth quarter 2006 revenues are expected to range between $80 million and $86 million. Gross margin in the third quarter is expected to be approximately 37 percent.

On Wednesday, October 25, 2006, at 4:30 PM Eastern Time (1:30 PM Pacific Time), Mattson will hold a conference call to review the following topics: third quarter 2006 financial results, current business conditions and the near-term business outlook. The conference call will be simultaneously webcast at www.mattson.com under the "Investors" section. In addition to the live webcast, a replay will be available to the public on the Mattson website for one week following the live broadcast.

Mattson will also webcast a slide presentation in conjunction with the conference call, which can also be accessed at www.mattson.com under the "Investors" section.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements regarding the company's future prospects, including, but not limited to: anticipated bookings, revenue, margins and market share for future periods. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: end-user demand for semiconductors; customer demand for semiconductor manufacturing equipment; the timing of significant customer orders for the company's products; customer acceptance of delivered products and the company's ability to collect amounts due upon shipment and upon acceptance; the company's ability to timely manufacture, deliver and support ordered products; the company's ability to bring new products to market and to gain market share with such products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the company's competitors; the company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. Results for the current quarter are preliminary and subject to adjustment. The company assumes no obligation to update the information provided in this news release.

Third Quarter 2006 Results

About Mattson Technology, Inc.

Mattson Technology, Inc. is the leading supplier of dry strip equipment and the second largest supplier of rapid thermal processing equipment in the global semiconductor industry. The company's strip and RTP equipment utilize innovative technology to deliver advanced processing performance and productivity gains to semiconductor manufacturers worldwide for the fabrication of current- and next-generation devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, Calif. 94538. Telephone: (800) MATTSON/(510) 657-5900. Fax: (510) 492-5911. Internet: www.mattson.com.

(consolidated financial tables follow)

MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended	
	October 1, 2006	September 25, 2005	October 1, 2006	September 25, 2005
Net sales	$ 76,460	$ 45,882	$ 198,177	$ 158,971
Cost of sales *	49,493	28,017	120,773	93,764
Gross margin	26,967	17,865	77,404	65,207
Operating expenses:				
Research, development and engineering *	7,265	6,616	20,563	19,992
Selling, general and administrative *	15,936	13,039	45,760	40,673
Amortization of intangibles	172	500	516	1,500
Gain on disposition of Wet Business	(572)	(2,862)	(572)	(2,862)
Total operating expenses	22,801	17,293	66,267	59,303
Income from operations	4,166	572	11,137	5,904
Interest and other income (expense), net	1,573	618	4,231	199
Income before income taxes	5,739	1,190	15,368	6,103
Provision (benefit) for income taxes	574	61	1,358	(435)
Net income	$ 5,165	$ 1,129	$ 14,010	$ 6,538
Net income per share:				
Basic	$ 0.10	$ 0.02	$ 0.27	$ 0.13
Diluted	$ 0.10	$ 0.02	$ 0.26	$ 0.12
Shares used in computing net income per share:				
Basic	52,502	51,804	52,409	51,431
Diluted	53,228	52,784	53,467	52,719

* includes the following amounts related to equity awards

Cost of sales	$ 18	$ -	$ 38	$ -
Research, development and engineering	77	-	192	-
Selling, general and administrative	663	12	1,356	97
Total	$ 758	$ 12	$ 1,586	$ 97

MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	October 1, 2006 (unaudited)	December 31, 2005 (1)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 132,549	$ 129,282
Accounts receivable, net	51,374	29,279
Advance billings	8,265	10,145
Inventories	47,284	32,876
Inventories - delivered systems	700	2,517
Prepaid expenses and other assets	10,443	13,603
Total current assets	250,615	217,702
Property and equipment, net	27,107	22,515
Goodwill	20,005	20,005
Intangibles, net	10,381	10,897
Other assets	5,053	4,448
Total assets	$ 313,161	$ 275,567
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 24,019	$ 17,436
Accrued liabilities	43,864	35,478
Deferred revenue	12,939	12,464
Total current liabilities	80,822	65,378
Long-term liabilities:		
Other liabilities	293	-
Total long-term liabilities	293	-
Total liabilities	81,115	65,378
Stockholders' equity:		
Common stock	53	52
Additional paid-in capital	618,536	614,090
Accumulated other comprehensive income	11,581	8,181
Treasury stock	(2,987)	(2,987)
Accumulated deficit	(395,137)	(409,147)
Total stockholders' equity	232,046	210,189
Total liabilities and stockholders' equity	$ 313,161	$ 275,567

(1) Derived from audited financial statements